

July 29, 2011

<u>Via E-mail</u>
Mr. Brad W. Buss
Executive Vice President, Finance and Administration
and Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

      Re: **Cypress Semiconductor Corporation**
              Form 10-K for the fiscal year ended January 2, 2011
              Filed February 25, 2011
              Form 10-Q for the quarterly period ended April 3, 2011
              Filed May 6, 2011
              File No. 001-10079

Dear Mr. Buss:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended January 2, 2011</u>

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 30</u>

<u>Yield Enhancement Program, page 32</u>

1.   We note from your disclosure that upon settlement of each yield enhancement agreement that you receive either shares of your common stock or cash. We also

note from your consolidated statements of cash flows that during the fiscal year ended January 2, 2011 that approximately $114 million of the agreements were settled in stock and approximately $9 million were settled in cash. Since your history with your yield enhancement strategy indicates that a majority of your yield enhancement agreements are settled in stock, and since at the time you enter into such arrangements you cannot determine whether you will receive cash or shares upon settlement, please provide us with your analysis as to whether your liquidity and capital resources discussion should include any known trends or commitments that would have the effect of reducing your liquidity and whether you should include risk factor disclosure that to the extent that your yield enhancement agreements are settled in shares of your stock, your cash and cash equivalents and your working capital and liquidity could be reduced. In your future filings, please clarify for your investors what you do with the shares of common stock upon receipt under these arrangements and clarify how this strategy interacts with your decisions to repurchase shares under your share repurchase program.

Item 8. Financial Statements and Supplementary Data, page 60

Note 19. Commitments and Contingencies, page 102

Litigation and Asserted Claims

2.   With respect to the described contingencies, please tell us how your disclosure also considers the guidance from FASB ASC 450-20-50-4b. Under the cited guidance, disclosure made pursuant to FASB ASC 450-20-50-3 should also provide an estimate of any possible loss or range of loss or state that such estimate cannot be made.

Form 10-Q for the quarterly period ended April 3, 2011

Note 2. Divestiture, page 8

3.   With respect to the image sensors product family that you divested, please tell us how your presentation considers the guidance in FASB ASC 205-20-45-1. Specifically, describe the factors that were considered in determining whether to report the disposal as discontinued operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Tim Buchmiller at (202) 551-3635 with any other questions regarding our comments. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief